SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2006
CNH GLOBAL N.V.
(Translation of Registrant’s Name Into English)
World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F  X  Form 40-F
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
      Yes     No  X
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___.)

SIGNATURES

CNH GLOBAL N.V.
Form 6-K for the month of January 2006
     On January 30, 2006 along with its release of its earnings for 2005, Fiat S.p.A. (“Fiat”), the majority owner of CNH Global N.V. (“CNH”), made available its presentation concerning CNH which is attached to this report on Form 6-K. In the presentation, Fiat provided certain of its forward looking information under International Financial Reporting Standards (IFRS). CNH reports its financial results under GAAP. CNH is providing the presentation for information purposes only. CNH previously provided its outlook for 2006 in its January 25, 2006 press release. Such outlook will not be updated unless CNH issues a press release on the subject.

Forward looking statements. This Form 6-K includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this Form 6-K, including statements regarding our competitive strengths, business strategy, future financial position, budgets, projected costs and plans and objectives of management, are forward-looking statements. These statements may include terminology such as “may,” “will,” “expect,”, “could”, “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “goal,” or similar terminology.
Our outlook is predominantly based on our interpretation of what we consider key economic assumptions and involves risks and uncertainties that could cause actual results to differ. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to interest rates and government spending. Some of the other significant factors for us include general economic and capital market conditions, the cyclical nature of our business, customer buying patterns and preferences, foreign currency exchange rate movements, our hedging practices, our and our customers’ access to credit, actions by rating agencies concerning the ratings on our debt and asset backed securities and the ratings of Fiat S.p.A., risks related to our relationship with Fiat S.p.A., political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations), technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, relations with and the financial strength of dealers, the cost and availability of supplies from our suppliers, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs. Additionally, our achievement of the anticipated benefits of our profit improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize our operations and to execute our brand strategy. Further information concerning factors that could significantly affect expected results is included in our Form 20-F for the year ended December 31, 2004.
We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.

Exhibits
1.	Fiat S.p.A. Agricultural and Construction Equipment presentation dated January 30, 2006.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
	By:	/s/ Michel Lecomte
Michel Lecomte
January 30, 2006		Chief Financial Officer

FY '04 581 FY '05 869 AG CE Capital Q4 '04 1.9 0.9 0.3 Q4 '05 1.8 1.1 0.2 Agricultural and Construction Equipment Working to Close the Gap data data2 Q4 '04 -4 Q4 '05 190 AG CE Capital FY '04 7999 3546 874 FY '05 7851 3971 884 12.7 12.4 7.8 8.0 4.0 3.5 0.9 0.9 3.1 3.1 1.9 1.8 1.0 0.9 0.3 0.3 Net Revenues ($bn) Trading Profit ($mn) FY '05 Revenues up 2.3%; lower AG more than offset by strong CE Stable 2005 AG industry sales in NA, weak LA, up in WE for combines, down for tractors CNH tractor sales down in most markets; combine sales up in most countries, but LA Overall CE demand up 11%, all key markets up Financial Services continued to perform well Q4 '05 Revenues unchanged but diverging trends in reference markets: ex currency AG sales down 2%, CE sales up 8%, NA stronger than Europe Reorganization into 4 distinct global brand structures with full P&L accountability operational in Q4 AG CE Capital

Higher volumes in CE, favorable pricing in both segments, manufacturing efficiencies and greater profitability of financial services Higher raw material and utilities costs SG&A up for higher marketing and supply chain initiatives R&D spend for new Tier 3 compliant products Agricultural and Construction Equipment - Pricing Recovery Driving Growth Q4 '04 Vol Price Prod Cost Purchasing R&D/SG&A Currency Other Q4 '05 -4 -4 0 0 0 0 0 0 190 0 0 23 117 151 142 142 150 0 23 94 45 11 9 8 40 Trading Profit - Q4 '05 $mn FY '04 Vol Price Prod Cost Purchasing R&D SG&A Currency Other FY '05 581 0 0 0 0 0 0 869 484 484 962 870 847 808 808 808 97 478 123 215 23 39 11 50 Trading Profit - FY '05 $mn 581 (97) 478 (215) (23) 50 869 (39) 123 (4) 27 94 45 (11) (9) 40 190 8 11

Agricultural and Construction Equipment The Next Steps - '06 Outlook Market share improvements on relatively flat worldwide markets New brand organization expected to gain traction in '06 Slate of new products with Tier 3 compliant engines in '06 Market drivers continuing to be stronger in CE than AG; US stronger than Europe; weak Latin America, strong Rest of World Continuing pricing improvements in both AG & CE more than offsetting material costs increases Manufacturing/purchasing efficiencies Stable profitability in financial services operations Cash flow generation and further debt reduction 2-5% increase in net revenues FY '06 trading margin at 7.0%-7.5% from 6.8% in '05 Trading Profit - FY '06 Estimate $mn FY '05 Volume Mix/Price Prod cost Purchasing SG&A/R&D Other FY '06 869 0 0 0 0 0 0 990 869 935 1112 1164 1126 990 66 177 52 29 67 136 869 66 177 29 (67) (136) 52 990